Paris, October 23, 2006

VIA EDGAR (Correspondence)

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

RE:	Lafarge
Form 20-F for the fiscal year ended December 31, 2005
File No. 1-15218

Dear Ms. Shah

We have reviewed the comments included in your letter dated September 12, 2006 regarding the Form 20-F filed by Lafarge S.A. on March 24, 2006. Our responses to the Staff’s comments are set out below.

The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments under each number in bold and have followed each comment with our responses.

General

1.	We note from public media reports that you may have operations associated with Sudan and Syria, which are identified as state sponsors of terrorism by the U.S. State Department and are subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations associated with these countries. Please describe any such operations and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Sudan and Syria.

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Response

Our subsidiary Jordan Cement Factories Company PSC has interests in two cement terminals in Sudan and has been exporting small quantities of cement to neighbouring Syria over the years.

In Sudan, the level of sales of the two terminals was 23 million US dollars in 2005 and has been more or less constant over the years. We also have a minority shareholding in a Kenyan company by the name of East Africa Portland Cement Company which has exported cement to southern Sudan, although we have no control over this company’s management or activities. We do not have any other interests in Sudan and have no current plans of increasing our presence or investments in this country.

As regards Syria, the cement exports of our subsidiary Jordan Cement Factories represented 4 million US dollars in 2005, against 5 million US dollars in 2004. We do not have any other operations in Syria, whether directly or indirectly, although we do study investment opportunities in this country from time to time.

These operations represented in the aggregate 0.14% of our total consolidated sales in 2005 and 2004 and 0.006% of our total assets and are not material to our financial condition, results of operation and cash flows. We are aware that certain US investors are subject to investment limitations with regard to companies that do business with Sudan and Syria. However, we believe that our operations in these countries do not constitute a material investment risk to our security holders. More generally, we feel that cement is an essential building material that can only serve to improve the infrastructure and buildings in a given country and advance the every day life of ordinary people living in developing countries such as Syria and Sudan, regardless of the geopolitical situation.

4.	Operating and Financial Review and Prospects, page 42

2.	We note that you elected to not retrospectively restate business combinations prior to January 1, 2004 in accordance with IFRS 1. Please tell us what consideration you gave to Instruction 3.b to Item 8 and Instruction 5.4.b. to Item 5 of Form 20-F and to Section III.A. of the SEC Final Rule: First-Time Application of International Financial Reporting Standards with regards to including qualitative disclosure for the impact on your financial condition, changes in financial condition and results of operations.

Response

We confirm to the Staff that we considered Instruction 3b to Item 8 and disclosed in Notes 2 and 39 of our consolidated financial statements that we elected not to retrospectively restate business combinations prior to January 1, 2004. However, in response to the Staff’s comment, we have given further consideration of our disclosure contained therein and advise the Staff that we will enhance this disclosure in future filings to describe the significant accounting principles applied to business combinations which occurred prior to January 1, 2004. In addition, we will include in Item 5 of our future Form 20-F filings, where material, qualitative disclosure of the financial statement impact which would result from the application of IFRS 3 to acquisitions which occurred prior to January 1, 2004 as prescribed by Instruction 5.4.b to Item 5 of Form 20-F and Section III.A of the SEC Final Rule: First-Time Adoption of International Financial Reporting Standards.

4.2	Sales and current operating income, page 49

3.	We note that the German roofing operations results significantly decreased and account for the majority of the decline in your roofing segment, which you attribute to the “renewed decline in the German construction market, “ fierce competition, the end of public subsidies to private house builders, and pricing pressures. We further note that you conducted extensive restructuring of your German roofing operations, which were insufficient to mitigate “a sharp drop in utilization of production capacity” due to the renewed decline in the German construction market. Finally, we note that you do not expect the German roofing market to improve in 2006 due to pricing pressures. However, we did not note any disclosure regarding the uncertainty surrounding the realizability of the German roofing operations’ assets.

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We assume that your German roofing operations is comprised of one or more of you cash generating units based on your definition of cash generating units on page F-12. Section III.B.3. of the SEC Interpretive Release No. 33-8350 states that disclosure should be made about known material trends and uncertainties that could have a material effect on the company’s liquidity, capital resources or results of operations unless it is not reasonably likely to occur. As such, please tell us how you determined disclosure regarding the potential uncertainty surrounding your German roofing operation’s assets was not necessary. Please also tell us the carrying value in your balance sheet as of December 31, 2005 of your German roofing operation’s assets, including goodwill. Please also tell us the estimated fair value of such assets as of the date of your last impairment analysis and the carrying value of the assets as of such date, if not as of December 31, 2005.

Response

We confirm to the Staff that the Roofing operations in Germany represent one Cash Generating Unit (“CGU”) consistent with the definition presented on page F-12.

On pages F-25 and F-26 of our consolidated financial statements, we have prepared disclosures for all CGUs for which an impairment charge was recorded or for which an increase of 1 point of the discount rate or a decrease of 1 point of the perpetual growth rate used in the discounted cash flow calculation evidenced an impairment risk. At December 31, 2005, five CGUs for which impairment risk was evidenced were disclosed: Cement UK, Cement Philippines, Cement Greece, Cement Malaysia and Cement Chile.

“Confidential Treatment requested by Lafarge S.A.” CTR1of1/CMT/RL10-23-06

Based on the above information, we concluded that German Roofing CGU did not present an impairment risk that would require this CGU to be included in the disclosure presented on page F-25 and F-26 of our consolidated financial statements.

4.4	Liquidity and capital resources, page 65

4.	We note that you have reclassified 1,040 million euros and 600 million euros as of December 31, 2005 and 2004, respectively, from short-term debt to long –term debt due to your ability to refinance the obligations using the available funding provided by medium and long-term committed credit lines. Please tell us how you determined that the reclassification of this debt from short-term to long-term complies with paragraphs 60 and 64 of IAS 1. In addition, we note that you have not reclassified these obligations to short-term in your US GAAP balance sheet. As such, please tell us how you determined classification of the short-term debt as long-term debt complies with paragraph 10 of SFAS 6. Please also tell us what consideration you gave to including the disclosure required by paragraph 15 of SFAS 6, as you have elected to follow Item 18 of Form 20-F. Finally, please tell us any restrictions or covenants that would limit your ability to use your medium and long-term committed credit lines to refinance your short-term debt, including (a) any restrictions to transfer cash amongst your subsidiaries (as it appears that your credit lines relate to various foreign subsidiaries) and (b) the conditions listed in paragraph 11.b of SFAS 6.

Response

We have classified €1,040 million and €600 million of outstanding borrowings under our short-term credit facilities as long-term liabilities as of December 31, 2005 and 2004, respectively, based upon our ability to refinance these obligations on a long-term basis through our committed credit facilities. These committed long- and medium-term credit facilities are used primarily as a back up for the short-term financings (in the event the short-term facilities would not be renewed) and contribute to our liquidity.

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As of the respective balance sheet date, we expected to refinance our then outstanding borrowings under short-term facilities for a period of at least twelve months after the balance sheet date or roll over these borrowings under our existing medium- and long-term facilities. Accordingly, we classified these borrowings as non-current in accordance with paragraph 64 of IAS 1 which states:

“If an entity expects, and has the discretion, to refinance or roll over an obligation for at least twelve months after the balance sheet date under an existing loan facility, it classifies the obligation as non-current, even if it would otherwise be due within a shorter period.”

We have also considered the requirements of SFAS 6 and believe that the presentation of our outstanding borrowings under short-term credit facilities as long-term liabilities in our consolidated balance sheet is in compliance with paragraphs 2 and 10 of SFAS 6 as we had the intention refinance the obligation on a long-term basis as described in the previous paragraph. We confirm that our intent is supported by the existence of credit facilities which clearly permits us to refinance the short-term obligations on a long-term basis on terms that are readily determinable. As it relates to the medium- and long-term facilities, we further confirm that the conditions outlined in paragraph 11b of SFAS 6 are met as:

(a)	The agreements do not expire within one year from the balance sheet date and during that period the agreements were not cancellable by the lender;
(b)	No violation of any provision in the agreements existed at the balance-sheet date and no available information indicated that a violation had occurred thereafter but prior to the issuance of the balance sheet;
(c)	The lenders with which we entered into the medium- and long-term financing agreements were expected to be financially capable of honoring the agreements.

Based on the above, we concluded that the short-term obligations would not require the use of working capital within twelve months from the balance sheet date and, therefore, their classification as long-term liabilities was compliant with the provisions of SFAS 6.

We confirm that there were no restrictions or covenants that would have limited our ability to use our medium and long-term facilities to refinance our short-term borrowings. In addition, we also confirm that no restrictions exist with respect to our ability to transfer cash amongst our subsidiaries to which the debt facilities relate.

Information related to our balance sheet classification of our outstanding borrowings under our short-term credit facilities as well as a description of committed credit facilities is disclosed in Note 25 to our consolidated financial statements on page F-50 as required by paragraph 15 of SFAS 6.

9.3	Reports of independent registered public accounting firms, page 124

5.	We note that Deloitte & Associés did not examine the effectiveness of internal control over financial reporting of Lafarge North America Inc. However, it is unclear which auditors examined the effectiveness of internal control over financial reporting of Lafarge North America Inc. for the purposes of US GAAP reporting and for the purposes of IFRS reporting. Please have your auditors tell us what consideration they gave to clarifying this point in their opinion.

Response

We have spoken to our auditors who have advised us that they considered the point raised by the Staff at the time of issuing their report and concluded that further clarification was not needed. We advise the Staff, that only one audit report will be issued jointly by Deloitte & Associés and Ernst & Young Audit encompassing our consolidated financial statements for the year ended December 31, 2006 without reliance on other auditors which will obviate the need for further clarification.

9.4	Changes in internal control over financial reporting, page 127

6.	We note your disclosure that “no significant changes in the Group’s internal control over financial reporting except the change mentioned by our subsidiary Lafarge North America Inc.” In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred

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during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response

We will amend our disclosure in our future filings and state clearly whether there were significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Consolidated statements of income, page F-4

7.	We note that you have included the subtotal, current operating income, on the face of your consolidated statements of income. Please tell us how you determined that the presentation of this line item on the face of your consolidated statements of income is relevant to an investor’s understanding of your financial performance. Refer to paragraphs 83, BC12, and BC13 of IAS 1 for guidance.

Response

Current operating income is a major component of the key profitability measure, return on capital employed (which is calculated by dividing the sum of current operating income after tax and income from associates by the average of capital employed), used by us internally to manage and assess the results of our operations. Accordingly, we believe that it is relevant and useful to an investor’s understanding of our financial performance in accordance with paragraph 83 of IAS 1 which states:

Additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to the understanding of the entity’s financial performance.

We believe that inclusion of current operating income on the face of our income statement is consistent with paragraph 28 of the IASB Framework which states:

Information about financial position and past performance is frequently used as the basis for predicting future financial position and performance and other matters in which users are directly interested, such as dividend and wage payments, security price movements and the ability of the entity to meet its commitments as they fall due […]. The ability to make predictions from financial statements is enhanced, however, by the manner in which information on past transactions and events is displayed...

In addition, we believe that the inclusion of this subtotal that excludes certain amounts which by their nature are not reflective of our core operating activities and can vary in terms of amount and occurrence enhances the predictive value of the income statement and provides information that allow investors to better identify trends in our financial performance. This is consistent with guidance outlined in paragraph 39 of the IASB Framework, which states, in part:

Users must be able to compare the financial statements of an entity through time in order to identify trends in its financial position and performance.

We also considered the guidance issued by the French Accounting Standards Council (CNC) issued in October 2004 relating to the format of the income statement, among other things. This recommendation was endorsed by the AMF (Autorité des Marchés Financiers), the French Securities Regulator. We provide here a free translation of the relevant portions of the CNC guidance:

§ 4.2 Definition of current operating income

The CNC working group agrees with the IASB’s decision to abolish the concept of extraordinary items, a concept that can only result in a misleading or incomplete view of operating performance, as the classification between operating and so-called extraordinary items is always arbitrary.

However, the working group also noted the desire of both entities and analysts to define a long-term sustainable performance indicator. To meet this demand, entities will be given the option of presenting their current results of

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operating activities, defined as the difference between total results of operating activities and other operating income and expenses.

The sub-total ‘current operating income’ is an indicator designed to facilitate understanding of an entity’s performance.

§ 5.5.5 Other operating income and expenses

This line item is only used for major events occurring during the reporting period which are likely to distort interpretation of the entity’s operating performance. It therefore includes a very limited number of unusual, abnormal or infrequent items of income or expense that are highly material, which the entity disclosed separately to facilitate understanding of its sustainable operating performance and to give users of the financial statements relevant information for predicting future performance, in accordance with the principles set out in paragraph 28 of the IASB Framework.

Other operating income and expenses comprise a few clearly identified, non-recurring items that are material in terms of consolidated performance, which the entity generally disclosed to outside users. The amount and nature of these items should be described in detail in the notes. Entities are also encouraged to disclose the nature and amount of these items by segment.

Using the guidance outlined above, we considered other operating income and expenses and gains on disposals, net should be excluded from current operating income. While these amounts have been incurred for both periods presented and may recur in future periods, we believe that the amounts could materially vary in amount, individually or collectively, and nature. Accordingly, we believe that including such items in current operating income would have little predictive value for investors.

Based on the above, we believe that the presentation of current operating income provides relevant and useful information to investors, enhances the predicative value of our income statement and complies with the principles in IAS 1, the IASB Framework and the guidance issued by the CNC.

Lastly, we advise the Staff that we have considered the guidance in paragraphs BC12 and BC13 of IAS 1 and believe that we comply with the guidance therein as the amounts related to gains on disposals, net and other operating income (expense) are within the line operating income as we acknowledge that these costs are considered operating expenses.

8.	Please tell us what consideration you gave to paragraph 81(b) of IAS 1, as we note that you present a net amount of finance costs (income) on the face of your income statement rather than a gross finance costs amount.

Response

Finance revenue amounted to € 83 million and € 68 million compared to finance costs of € 410 million and € 615 million as of December 31, 2005 and 2004, respectively. When preparing our 2005 consolidated financial statements, we considered the disclosure requirements outlined in paragraph 81(b) of IAS 1 and concluded that finance revenues were not sufficiently material to warrant separate presentation on the face of the income statement, but were sufficiently material for them to be presented separately in Note 6 to our consolidated financial statements. We believe that this conclusion is consistent with the guidance in paragraph 30 of IAS 1 relating to aggregation of amounts on the face of an income statement. However, in light of the Staff’s comment, we have reconsidered this matter and advise the Staff that, we will amend our income statement presentation, in future filings, to present finance costs separate and apart from finance income.

9.	We note that you have classified your expenses in your consolidated statements of operations based on the function of the expenses. In accordance with paragraph 93 of IAS 1, please tell us where in your audited footnotes you have disclosed additional information on the nature of expenses. If there are expenses by nature that you have not disclosed in your audited footnotes in accordance with paragraph 93 of IAS 1, please tell us how you determined such disclosure is not necessary. Please refer to paragraph 36(d) of IAS 2 for additional guidance.

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Response

We note to the Staff that we disclosed the following information on the nature of expenses, as required by paragraph 93 of IAS 1:

Nature of expense	Notes
Depreciation of property, plant and equipment	11(b)
Amortization of intangible assets	10
Impairment losses on goodwill, intangible assets and property, plant and equipment	5
Employees costs (including pension costs and share based payments)	32 (a)
Pension benefit costs and other benefits costs	23
Compensation expense for share based payments	20
Restructuring costs	24(b)
Research and development costs	1(j)

Further, we believe that our disclosure of cost of sales on the face of our income statement fulfills the disclosure requirements of paragraph 36 (d) of IAS 2 based on the guidance in paragraph 38 of that statement which states:

The amount of inventories recognized as an expense during the period, which is often referred to as cost of sales, consists of those costs previously included in the measurement of inventory that has now been sold and unallocated production overheads and abnormal amounts of production costs of inventories. The circumstances of the entity may also warrant the inclusion of other amounts, such as distribution costs.

Summary of significant accounting policies

(e)	Business combinations, related goodwill and intangible assets, page F-10
l)	Business combinations, page F-10

10.	We note that you have stated your policy for allocating costs to the assets acquired and liabilities and contingent liabilities assumed. Please tell us what consideration you gave to disclosing your policy for measuring the cost of a business combination as one of the significant steps involved in applying the purchase method under IFRS 3. Refer to paragraphs 24-35 of IFRS 3 for guidance.

Response

In Note 2 (e) (1) to our consolidated financial statements we stated that we apply the purchase method of accounting in compliance with IFRS 3 requirements. As this method does not allow any choice or alternative policies for the measurement of the cost of acquisition, we considered that our policy for measuring the cost of a business combination was disclosed implicitly. However, in response to the Staff’s comments, we will enhance, in future filings, the disclosure provided in the first paragraph of Note 2 (e) (1) as follows:

The cost of acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5. Non-current assets held for sale are recognized and measured at fair value less costs to sell.

11.	We note that you apply the purchase method of accounting for business combinations after January 1, 2004 in accordance with IFRS 3. We further note that you also applied the purchase method of accounting to business combinations from January 1, 1989 through December 31, 2003. Please tell us how the purchase method used in accordance with IFRS 3 differs from the purchase method used from January 1, 1989 through December 31, 2003. Please also tell us what consideration you gave to disclosing further details regarding your business combination accounting policy prior to January 1, 2004, as we note that your application of purchase accounting prior to January 1, 2004, differs from your application of purchase accounting after January 1, 2004.

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Response

We applied the purchase method of accounting under French GAAP for business combinations from January 1, 1989 through December 31, 2003. This method of accounting differs from the requirements of IFRS 3; the principal differences which applied to us include:

-	Under French GAAP, the criteria relating to the recognition of restructuring provisions at the acquisition date are less restrictive than those under IFRS and such amounts can include certain costs relating to restructuring of the acquirer’s operations;
-	Under French GAAP, acquired goodwill is amortized over the expected period of benefit, not to exceed 40 years;
-	Under French GAAP, adjustments to deferred tax assets recorded after the end of the first full financial year following the acquisition are recorded within the income statement.

In light of the Staff’s comment, we will disclose, in future filings, the accounting policies applied by us for business combinations prior to January 1, 2004.

12.	Please tell us the results of the goodwill impairment test you performed in accordance with paragraph B2(g)(iii) of IFRS 1 and what consideration you gave to disclosing such information.

Response

We confirm that we performed a goodwill impairment test in accordance with paragraph B2(g)(iii) of IFRS 1. This test did not result in the recording of an impairment charge. We concluded that disclosure of this information was not necessary given the test did not result in an impairment of goodwill.

(j) Intangible	assets, page F-11

13.	We note that you recognize intangible assets when “future economic benefits are likely to flow to the Group.” [Emphasis added.] Please tell us how you determined your stated policy complies with the definition of an intangible asset per paragraph 21 of IAS 38.

Response

We confirm to the Staff that our policy with respect to recognition of intangible assets complies with the recognition threshold defined in paragraph 21 of IAS 38. We will amend the word “likely” to “probable” in our future filings.

14.	We note that you “generally” expense research costs as incurred. Please tell us other instances in which research costs are not expensed as incurred including the associated amount. Finally, please tell us the amount of development costs you have deferred and/or expensed for each period presented.

Response

We advise the Staff that we expense all research costs as incurred. The use of the word “generally” in the related disclosures in Note 1(j) was the result of an error which occurred while translating our French language financial statements into English. We will amend this disclosure in future filings as follows:

In our businesses, expenses incurred are generally considered as research costs, in accordance with criteria set in IAS 38 Intangible assets and are ~~generally~~ consequently expensed as incurred.

Total research and development costs totaled €55 million in 2005 and €54 million in 2004. We have not distinguished research from development costs in our accounting records given that our policy prior to the adoption of IFRS was to expense these amounts. However, when preparing our 2004 and 2005 financial statements, we considered the requirements of paragraph 57 of IAS 38 and concluded that the development costs that would qualify for recording as an intangible asset in 2004 and 2005 would be insignificant as the timing of meeting the criteria contained in paragraph

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57 would closely coincide with the completion of the development efforts. Accordingly, no development costs were recorded as an intangible asset.

(l)	Impairment of long-lived assets, page F-12

15.	Please confirm to us that where you refer to “fair value” in your impairment policy, you actually use fair value less costs to sell for the purposes of determining an asset’s recoverable amount.

Response

Costs to sell (mainly legal costs, stamp duty and other similar transaction taxes) have not been significant in the past and therefore have not been included when determining an asset’s recoverable amount.

We will modify our impairment methodology in the future to encompass costs to sell in the fair value calculation and we will amend our related disclosures in future filings.

16.	Please tell us your policy regarding the reversal of impairment charges, as well as what consideration you gave to disclosing this policy.

Response

Goodwill

We comply with the requirements of paragraph 124 of IAS 36; accordingly, our policy is not to reverse impairment charges relating to goodwill.

Tangible assets and intangible assets (other than goodwill)

When an impairment loss subsequently reverses, the carrying amount of tangible and intangible assets (other than goodwill) is increased in compliance with paragraphs 117 to 121 of IAS 16. However, we advise the Staff that we have not reversed any impairment charges during the two years ended December 31, 2005 and 2004 due to the absence of any increases in the value of the related assets subsequent to their impairment.

We confirm to the Staff that we will disclose our policies outlined above in future filings.

1)	Goodwill, page F-12

17.	Please tell us more about how you determined the level at which to test for goodwill impairment under IAS 36. Specifically, please clarify the following:

Paragraph 69 of IAS 36 indicates that in identifying CGUs, an entity should consider various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of an entity’s assets and operations. You state that your CGUs generally represent one of your activities in particular country. However, we note, from your disclosures on page 19 and in note 9 that your acquisitions and divestitures appear to be at a much lower level than one of your four activities in a particular country. Please advise.

You state that the CGU is the level you use to organize and present activities and results in your internal reporting. Please help us understand the management level at which this CGU information is presented. For example, if this CGU information is presented at the level of your board of directors or chief operating decision maker, please help understand how you have determined that your four divisions represent your operating segments, for the purposes of SFAS 131, rather than the activity in a particular country representing your operating segments.

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Response

We perform our goodwill impairment tests at a level which is consistent with how we monitor our operations and report the assets related to these operations (e.g., at the business unit level which usually represents an activity (cement, aggregates and concrete, roofing and gypsum)) in one country.

In practice this results in dividing our operations into 115 cash generating units (“CGUs”) for the purposes of testing goodwill. We advise the Staff that detailed information a levels below these CGUs is not available; dividing our operations into a lower level would not be practicable without resorting to arbitrary allocations or without having to develop new or additional reporting systems. Therefore, we believe our policy is consistent with the guidance in BC 140 of IAS 36.

We believe that our approach complies with the requirements of paragraph 80 of IAS 36 as our CGUs represent the lowest level at which goodwill is monitored for internal management purposes and they are smaller than our business segments (e.g., 4 divisions, 7 geographic areas).

Our financial information relating to our CGUs is presented to and reviewed by our divisional managers. The information presented to and reviewed by our Chief Executive Officer and Board of Directors (collectively our “chief operating decision maker” as defined in paragraph 10(b) of SFAS 131) is based on our cement, aggregates & concrete, roofing and gypsum divisions.

(m)	Other financial assets, page F-12

18.	We note your disclosure regarding the recognition of “other-than-temporary impairment”. We assume that your disclosed policy only applies to your available for sale equity securities. If so, please tell us what consideration you gave to disclosing your impairment policy for your other types of financial assets. In addition, please confirm to us for your financial assets classified as available-for-sale that the amount of the impairment you would recognize in profit or loss complies with the calculation described in paragraph 68 of IAS 39, as the basis for your reference to value in use is unclear.

Response

We confirm to the Staff that our policy disclosed in fourth paragraph of Note 2(m) to our consolidated financial statements only applies to our available for sale equity securities.

The “value in use” term we refer to in this paragraph is one of the indicators that we use to determine whether a decline in the value of equity securities is significant or prolonged We understand that our current disclosure may be unclear and we will replace the third and fourth paragraphs of Note 2 (m) in future filings to read as follows:

Most marketable debt and equity securities held by the Group are classified as available for sale. They are reported at their fair value (quoted price when available). Gains and losses arising from changes in their fair value are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the profit or loss for the period. Objective evidence that an available for sale financial asset is impaired includes, among other things, a decrease in the estimated future cash flows arising from these assets, as a result of significant financial difficulty of the issuer, a material decrease in expected future profitability or a prolonged decrease in the fair value of the security.

We have not disclosed our impairment policy relating to our other financial assets (principally loans to employees and long-term deposits) as the related amounts represented less than 1% of our total assets as of December 31, 2005 and 2004. However, we advise the Staff that we will disclose our impairment policy in future filings to the extent the related amounts increase in significance.

Regarding the calculation of the impairment loss, we confirm that our accounting policies comply with the requirements of paragraph 68 of IAS 39.

During 2004 and 2005, we had no financial investment whose decline in market value below carrying value was deemed to be other–than-temporary. However, we recorded our investment in Cimpor at the lower of our cost or value in use in our consolidated financial statements prepared in accordance with French GAAP. This resulted in our

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recording of a charge of €4 million in 2004. We advise the Staff that we did not reverse this charge when preparing our 2004 financial statements prepared in accordance with IFRS. We have considered the guidance contained in SAB Topic 1.M and have concluded that this error is not material either quantitatively or qualitatively.

(t)	Provisions, page F-15
l)	Restructuring, page F-15

19.	We note your stated policy with regards to recognizing restructuring provisions. Based on the guidance in paragraph 75 of IAS 37, it is unclear how your stated policy fully complies with the requirements stated in paragraphs 72-83 of IAS 37 to recognize restructuring provisions. Please advise.

Response

We advise the Staff that we comply with the requirements of paragraphs 72 – 83 of IAS 37. Accordingly, we record a provision for restructuring only when we have a formal plan outlining the specifics of the restructuring and its related costs and we have raised a valid expectation in those affected that we will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. In addition, our restructuring provisions only include direct expenditures arising from the restructuring.

In response to the Staff’s comment, we will modify the disclosures contained in Note 1 (t)(1) to our consolidated financial statements in future filings to read as follows:

Reserves for restructuring costs are provided when a restructuring plan has been finalized and approved by the Group’s Management, and when its main features have been announced to those affected by it before the balance sheet date. These reserves only include direct expenditures arising from the restructuring, notably severance payments, early retirement costs, costs for notice periods not worked and other costs directly linked with the closure of the facilities.

20.	We note your stated policy for recognizing warranty costs. Please tell us what consideration you gave to also disclosing how you estimate your warranty costs for warranties issued during the current period and for revisions made to warranties previously issued (i.e., how you are able to make a reliable estimate) and whether the costs recognized during the current period are discounted or undiscounted. Refer to paragraphs 14 and 84 of IAS 37.

Response

Warranty costs relate only to our roofing division. In compliance with paragraph 39 of IAS 37, each business unit of the roofing division uses a statistical method to estimate the amount of warranty costs, based on its own historical experience adjusted for future expectations. Our warranty costs have historically been relatively constant and have approximated 1% of the related product sales. We discount our provisions for warranty costs in accordance with paragraph 45 of IAS 37.

Our disclosure related to the estimate of warranty costs was limited given the fact that the related amount has historically been immaterial (€ 30 million and € 31 million as of December 31, 2005 and 2004, respectively).

3)	Environmental costs, page F-15

21.	We note that you capitalize “[c]osts incurred that result in future economic benefits, such as extending useful lives, increased capacity or safety, and those costs incurred to mitigate or prevent future environmental contamination.” Please tell us more about the costs that you are capitalizing. Specifically, please tell us when you capitalize costs within property, plant and equipment and when costs are capitalized as part of inventory. Please also tell us the total amount capitalized within property, plant and equipment and within inventories for each period presented in accordance with paragraphs 16(c) and 18 of IAS 16. Please also tell us the amount of depreciation and/or the amount expensed for these capitalized costs for each period presented.

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Response

We capitalize costs incurred to comply with new environmental and safety regulations. While not directly increasing the future economic benefits of existing property, plant and equipment, related enhancements are recognized as assets because, without them, the Group is unable to manufacture and sell its products. These environmental and safety costs include for instance costs incurred for new equipments in connection with reduction of particles emissions and gases emissions, soil and water pollution prevention, noise reduction or fire detection.

These costs are capitalized as a component of property, plant and equipment in compliance with paragraph 11 of IAS16 which states:

Items of property, plant and equipment may be acquired for safety or environmental reasons. The acquisition of such property, plant and equipment, although not directly increasing the future economic benefits of any particular existing item of property, plant and equipment, may be necessary for an entity to obtain the future economic benefits from its other assets. Such items of property, plant and equipment qualify for recognition as assets because they enable an entity to derive future economic benefits from related assets in excess of what could be derived had those items not been acquired.

Our policy is to capitalize the costs of dismantling and removing an asset in accordance with the requirements of paragraphs 16(c) and 18 of IAS 16. The above costs are included in the costs of inventories, as a component of the depreciation of the property, plant and equipment allocated to inventories produced during a period. We advise the Staff that it is rare for us to incur such costs as we generally have no legal obligation to dismantle or remove our plants and we have no past practice of dismantling sites, nor have we published policies or commitments on this matter, resulting in no constructive obligation. Therefore, we are unable to ascertain the amounts capitalized within property, plant and equipment and within inventories in accordance with the provisions of paragraphs 16(c) and 18 of IAS 16 during the years ended December 31, 2005 and 2004 nor are we able to ascertain the amount of depreciation and/or the amount expensed for these capitalized costs for each of these periods as this information is not available from our accounting records.

(u)	Income taxes, page F-15

22.	We note that you recognize your deferred tax assets to the extent that it is reasonably certain to be recovered. Please tell us how you determined this stated policy complies with the requirements for recognizing deferred tax assets per paragraphs 24-31 and 34-36 of IAS 12, which refer to a threshold of “probable” for the recognition of deferred tax assets. Please also tell us the amount of each of the individual adjustment related to subnote 3 of Note 36 with regards to the reconciliation of net income and shareholders’ equity from IFRS to US GAAP.

Response

We confirm that we comply with the paragraphs 24, 34, 37 and 56 of IAS 12, which require an entity to recognize deferred tax assets if it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

We will replace the words “reasonably certain” with “probable” in our related disclosure in Note 2 (u) to our consolidated financial statements in our future filings.

The amount relating to each adjustment outlined in subnote 3 of Note 37 with regards to the reconciliation of net income and shareholders’ equity from IFRS to US GAAP is as follows:

		2005		2004
In million euros	Reference in 20-F	Net income	Shareholders’ equity	Net income	Shareholders’ equity
Deferred taxes in hyperinflationary economies	Note 36 (3(a))	(2)	7	(12)	7
Deferred tax on tax- free reserves (Greece)	Note 36 (3(b))	(2)	(24)	2	(21)

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		2005		2004
In million euros	Reference in 20-F	Net income	Shareholders’ equity	Net income	Shareholders’ equity
Tax contingencies in business combinations	Note 36 (3(d))	(29)	-	-	-
Valuation allowance on additional deferred tax assets recognized under US GAAP (1)	Note 36 (3(c))	(9)	(9)	-	-
Net adjustment		(42)	(26)	(10)	(14)

(1)	The tax effects of the US GAAP adjustments are disclosed on the line captioned “Tax effects of the above US GAAP adjustments” in Note 37(a) and (d); the adjustment herein relates to the additional valuation allowance recorded relating to the tax effect of the US GAAP adjustments such that the resulting amount of deferred tax assets are more likely than not to be realized.

23.	With regards to your deferred taxes and income tax obligations, please confirm to us that you measure these amounts using tax rates that have been enacted or substantively enacted by the balance sheet date for the appropriate jurisdiction in accordance with paragraphs 46-49 and 51-52 of IAS 12.

Response

We confirm that we measure deferred taxes and income tax obligations using “tax rates that have been enacted or substantively enacted” at the balance sheet date. We will amend our related disclosures to clarify this policy in our future filings.

(v)	Share based payments, page F-15

24.	We note that you offer a range of discounts on the purchase of your and Lafarge North America’s common stocks in addition to a 30% bonus on the first 10 shares for your common stock. We also note your statement that compensation cost is recognized for these transactions “when the conditions offered are significantly different from market conditions.” Please provide us with a more detailed explanation as to when you recognize compensation cost and how you measure compensation cost for each of the share purchase transactions discussed in Note 20 on page F-37. Please ensure your explanation includes a discussion as to why you believe your policy complies with IFRS 2.

Response

Lafarge SA’s employee stock purchase plan

As part of the 2005 “Lafarge in Action,” we offered employees to purchase our common stock for a price equivalent to 80 % of the market price. Additionally, employees benefited from an employer’s contribution based on the number of the shares purchased.

We confirm to the Staff that we considered the guidance in IG Example 11 of IFRS 2 to account for this share purchase plan. This equity settled plan transaction was measured by reference to the fair value of the equity instruments at grant date in accordance with paragraph 11 of IFRS 2.

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Considering guidance in IG 2 of IFRS 2, we concluded that the grant date was the date employees were entitled to shares, because employees and Lafarge had a shared understanding of the significant terms and conditions of the plan on that date. The only element that was not yet known at that date was the final number of shares that would be attributed to each individual employee. However, the absence of this information did not prevent Lafarge from making an unconditional offer on that date and employees from deciding to subscribe to the offer. This was evidence that knowing the exact number of shares that would be attributed to each individual employee was not a significant term of the plan.

The fair value of the equity instruments granted was equal to the fair value of the restricted shares less the purchase price paid by employees. In compliance with paragraph B3 of IFRS 2, we have considered the effect of post-vesting transfer restrictions to determine the fair value of the shares, because employees cannot sell their shares until the end of a 5 year period. Employees have paid the subscription price, but are unable to benefit from market fluctuations during 5 years. Additionally, dividends distributed are also withheld during the 5-year period. In order to measure the effect of these restrictions, we considered a strategy combining a bank borrowing as if to acquire unrestricted shares on the market (the same number as granted in the plan) at the beginning of the 5-year period, and a forward to sell shares kept in the trust at the end of the 5-year period.

In accordance with paragraph 14 of IFRS 2, the fair value of equity instruments was expensed in full at the date of the stock purchase as there was no vesting condition. The related compensation expense totaled € 13 million in 2005 (nil in 2004),

The contributions relating to the shares purchased have been expensed as incurred. They are out of the scope of IFRS 2.

Lafarge North America’s employee stock purchase plan

Lafarge North America also maintains U.S. and Canadian employee stock purchase plans. In 2005 and 2004, these plans provided eligible employees the opportunity to purchase shares of Lafarge North America common stock or Lafarge Canada Inc. exchangeable preference shares. Purchases occurred semi-annually at a price equal to 85 percent of the fair market value on the purchase date, the last day of the semi-annual period. There is no post-vesting transfer restriction.

We confirm to the Staff that we applied the same accounting principles and measurement method as the one described above in compliance with IFRS 2, except for the valuation of the post-vesting transfer restriction which is not applicable to this plan.

The related compensation expense amounts to €1 million in 2005 and 2004 and was expensed in full at the date of the stock purchase.

Note 3 - Business Segment and Geographic Area Information, page F-17

25.	Please tell us what consideration you gave to the requirement in paragraph 69(b) of IAS 14 to report geographic area information for the total carrying amount of segment assets by geographic location of assets. We note that you have presented geographic area information, your secondary reporting format, for “capital employed.” However, it is unclear whether “capital employed” is the same as segment assets, and if so, why the total of “capital employed” by geographic segments does not agree to the total of segment assets by product.

Response

We disclosed the amount of capital employed for each geographic area in which we operate. These amounts differ from the amount of segment assets for these regions; however, we disclosed the amount of capital employed as this is the corresponding measure used by us internally for management purposes. Thus, we believed it provided the readers of our financial statements with information consistent with how we manage our business.

In response to the Staff’s comment, we have further considered our current disclosure and advise the Staff that we will amend our disclosure in future filings to include segment assets consistent with the requirements of paragraph 69(b) of IAS 14.

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Note 9 - Goodwill, page F-23

(a)	Changes in goodwill, page F-23

26.	We note that your rollforward of goodwill for each period presented is on a net basis. Please tell us why you believe your rollforward complies with the rollforward presentation requirements stated in paragraph 75 of IFRS 3.

Response

At the date of transition to IFRS and in accordance with IFRS 1, the carrying amount of goodwill in the opening IFRS balance sheet was its carrying amount under our previous GAAP (e.g., French GAAP), after the adjustments disclosed in note 39 (3)(a). In that context, we confirm that we have considered the disclosure requirements of IFRS 3 (74-75) as indicated in the table below.

Paragraphs	Disclosure requirements	Our consideration
75 (a)	Gross amount and accumulated impairment losses at the beginning of the period	As of January 1, 2004, accumulated impairment losses are nil. As of January 1, 2005, accumulated losses are equal to the impairment losses presented in the 2004 period.
75 (b)	Additional goodwill recognized during the period except goodwill included in a disposal group or classified as held for sale	We disclosed the amount of additional goodwill recognized in 2004 and 2005 in the table on page F-23.
75 (c)	Adjustments resulting from the subsequent recognition of deferred tax assets during the period	This disclosure was not applicable to us during 2004 and 2005.
75 (d)	Goodwill included in a disposal group classified as held for sale and goodwill derecognized during the period	We disclosed the amounts related to the disposal of goodwill in 2004 and 2005 in the table on page F-23.
75 (e)	Impairment losses recognized during the period	We disclosed the amounts related to the impairment losses recognized in 2004 and 2005 in the table on page F-23.
75 (f)	Net exchange differences arising during the period	We disclosed the amounts related to translation adjustments recognized in 2004 and 2005 in the table on page F-23.
75 (g)	Any other changes in the carrying amount during the period	We disclosed amounts related to “purchase accounting adjustments” and “change in goodwill related to put options on shares of subsidiaries” in 2004 and 2005 in the table on page F-23.
75 (h)	Gross amount and accumulated impairment losses at the beginning of the period

As of December 31, 2004, accumulated losses are equal to the impairment losses recorded during 2004. As of December 31, 2005, accumulated losses are equal to the total of impairment losses recorded in the 2004 and 2005.

In future filings, we will present the aforementioned disclosures on a gross basis given this information will not be available to readers of our financial statements in future years.

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Note 10 - Intangible assets, page F-26

27.	We note for fiscal year 2004 you recognized a total impairment loss of 127 million euros consisting of 16 million euros for goodwill, 46 million euros for intangible assets and 64 million euros for property, plant and equipment. Please tell us what consideration you gave to paragraphs 130-132 of IAS 36 in terms of additional disclosure for these impairments. With respect to your goodwill impairments, please tell us what consideration you gave to disclosing the information discussed in paragraphs 134(d)(ii) and 134(e)(ii) of IAS 36.

Response

We disclosed information relating to impairment charges that we believed to be material to our consolidated financial statements. These disclosures related to the impairment of certain corporate real estate development rights and our Indonesian cement assets totaling €45 million and €38 million, respectively. The disclosures required by paragraphs 130-132 of IAS 36 relating to these charges are provided within Note 5 to our consolidated financial statements (page F-21). The remaining impairment charges recorded in 2004, including those relating to goodwill, relate to numerous immaterial matters for which detailed disclosure has not been provided considering the guidance in paragraphs 29 and 30 of the IASB Framework.

Note 22 - Income taxes, page F-38

28.	Please tell us what consideration you gave to the disclosure requirements in paragraphs 81(d), 81(f), 81(i), and 82A of IAS 12.

Response

Our consideration of paragraphs 81 (d), 81 (f), 81 (i) and 82 A of IAS 12 is outlined in the table below.

	Disclosure requirements	Our consideration
IAS 12 (81(d))	Explanation of changes in the applicable tax rate(s) compared to the previous accounting period

The change in the applicable tax rate in 2005 compared to 2004 resulted from a change in tax law in France. Our disclosures in Note 22 to our consolidated financial statements stated the following on page F-39:

“For the years ended December 31, 2005 and 2004, the Group’s effective tax rate is reconciled to the statutory tax rate applicable in France, i.e. 34.93% and 35.43%.”

We believe this disclosure complies with IFRS requirements.

IAS 12 (81(f))	Aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized.

We acknowledge that our financial statements did not contain this disclosure, as the information is not available from our financial accounting systems. In light of the Staff’s comment, we considered the impact of this omission on the overall presentation of our financial statements considering the provisions of paragraph 11 of IAS 1 which states, in part:

Material omissions or misstatements of items are material if they could, individually or collectively influence the economic decisions of users taken on the basis of the financial statements. Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances. The size or nature of the item, or a combination of both, could be the determining factor.

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	Disclosure requirements	Our consideration

Considering that we have no plans or intensions to take actions which would result in a current tax obligation associated with these investments, we concluded that the omission of this disclosure was not material (qualitatively or quantitatively) considering the guidance above and within SAB Topic 1.M.

IAS 12 (81 (i))

Amount of income tax consequences of dividends to shareholders of the entity that were proposed or declared before the financial statements were authorized for issue, but are not recognized as a liability in the financial statements

The payment of dividends to shareholders has no income tax consequences in France. Therefore, this disclosure requirement is not applicable to us.
IAS 12 (82A)

In the circumstances described in paragraph 52A, an entity shall disclose the nature of the potential income tax consequences that would result from the payment of dividends to its shareholders. In addition, the entity shall disclose the amounts of the potential income tax consequences practicably determinable and whether there are any potential income tax consequences not practicably determinable.

Greece is the only significant country in which we operate that has a tax rate applicable to undistributed profits which differs from the distributed tax rate. The resulting potential income tax consequences (e.g., additional tax liability) approximated €24 million as of December 31, 2005.

We will disclose this information in the notes to our consolidated financial statements in future filings.

Note 23 - Pension plans, end of service benefits and other post retirements benefits, page F-41

29.	We note that you sponsor defined contribution plans to your employees for which you make contributions. Please tell us what consideration you gave to the disclosure requirements stated in paragraph 46 of IAS 19 regarding the amount of expense recognized for your defined contribution plans and paragraph 120 A (m) of IAS 19 regarding the actual return on plan assets, as well as the actual return on any reimbursement right recognized as an asset in accordance with paragraph 104A.

Response

In conjunction with the preparation of our 2005 consolidated financial statements, we obtained information relating to the amount of expense related to our defined contribution plan. However, upon analyzing the information that we obtained, we concluded that it was not accurate and complete. Accordingly, we were unable to disclose the amount in accordance with paragraph 46 of IAS 19. We have implemented changes to our reporting process which will allow us to obtain accurate and complete information which will be disclosed in our notes to our 2006 consolidated financial statements.

We advise the Staff that we disclosed the actual return of assets for defined benefit plans as a component of the change in plan assets on page F-43 of our consolidated financial statements. We believe that this disclosure satisfies the requirements of IAS19 (120(A)(m).

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With respect to reimbursement rights, we refer the Staff to our related disclosure contained on page F-44 of our consolidated financial statements which states: “The Group did not recognize any reimbursement right as an asset for the years presented.”

Question 30: Note 30 - Legal and arbitration proceedings, page F-58

30.	We note your disclosures made in accordance with IFRS. We further note that you have not included any additional disclosure in accordance with the SFAS 5 and SAB Topic 5:Y within Notes 36 or 37. Please tell us with a view toward future disclosure whether you expect the class action lawsuits and the pending litigation and claims of your subsidiaries to have a material impact to your results of operations and cash flows in addition to your financial condition. In addition, please disclose the amount or range of reasonably possible estimated loss in excess of accrual in accordance with paragraph 10 of SFAS 5, if material. If you are unable to estimate such amount, please disclose this fact and why you are unable to provide such an estimate.

Response

Upon issuance of our 2005 consolidated financial statements, we did not expect the class action lawsuits and the pending litigation and claims of our subsidiaries to have a material impact on our results of operations and cash flows in addition to our financial condition. We will clarify, in future filings, that our assessment encompasses results of operations and cash flows in addition to our financial position.

With respect to the class action lawsuits affecting our subsidiary Lafarge North America, we advise the Staff that we concluded that the likelihood of a material loss was remote. However, given the prominence of this litigation, we elected to disclose its existence and its potential impact on us (e.g. a remote likelihood of a material loss).

Question 31: Note 31 - Related Party Transactions, page F-59

31.	Please tell us what consideration you gave to the disclosure requirements in paragraphs 17(b) 17(d) of IAS 24 for each of the related party transactions disclosed.

Response

We confirm to the Staff that we have considered the disclosure requirements in paragraphs 17(b) 17(d) of IAS 24.

In Note 31 to our consolidated financial statements, we disclosed the following parties:

-	Associates and joint venture: Transactions with these related parties that are not eliminated for consolidation purposes are not material for the years presented. Accordingly we did not provide the disclosures outlined in paragraph 17(b) and (d) considering the guidance in paragraphs 29 and 30 of the IASB Framework.

-	Lafarge North America and Blue Circle North America: These parties are subsidiaries whose financial statements are consolidated by us. Accordingly, our transactions with this entities have been eliminated in consolidation and, therefore, do not need to be disclosed under paragraphs 17(b) or (d) of IAS 24. However, we disclosed information related to these transactions given the significant level of ownership of Lafarge North America held by minority interests.

-	BNP: This entity does not meet the definition of a related party under paragraph 9 of IAS 24 even though we and BNP have three directors in common as BNP does not control or significantly influence us nor do we control or significantly influence BNP. We disclosed information related to BNP in our consolidated financial statements so as to fulfill certain disclosure requirements prescribed under French reporting regulations.

-	Cimpor: Lafarge held a 12.6% interest in this entity at December 31, 2005 which did not meet the definition of a related party under the provisions of paragraph 9 of IAS 24 as Lafarge has no control or significant influence over this entity nor do we control or significantly influence Cimpor. As with BNP, we disclosed information related to Cimpor in our consolidated financial statements so as to fulfill certain disclosure requirements prescribed under French reporting regulations.

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We will revise our future disclosures to clearly delineate related parties, as defined under paragraph 11 of IAS 24, and provide the related disclosure required by paragraphs 17(b) and (d) of IAS 24. Information related to other entities with which we believe disclosure is appropriate, but not required, (i.e., BNP, Cimpor) will be provided separate and apart from that provided with respect to our related parties.

Question 32: Note 32 - Employees Costs and Directors’ and Executive Officers’ Compensation for Services, page F-60

32.	It is our understanding that a French law was passed in May 2004, which provides French company employees the right to receive individual training of at least 20 hours per year that can be accumulated over six years. If material, please tell us how you accounted for this employee benefit under French GAAP and how you are accounting for this employee benefit under IFRS and US GAAP. Refer to SFAS 43 and EITF 06-2 for US GAAP purposes.

Response

The law (N°.2004-391) of May 4, 2004 related to continuing education modified articles L933-1 to L933-6 of the French “Code du Travail” (Labor Legislation) and provides to all employees working in the French private sector a right to receive individual training of at least 20 hours per year. These hours can be accumulated over six years with a maximum of 120 hours per employee. However, the employee is not entitled to any compensation for these training rights in the event of dismissal or termination.

Given that we have limited historical data relating to the usage of these rights we were not able to determine a reliable estimate of the costs associated with the ultimate usage of these rights by our employees. We advise the Staff that our estimated potential maximum costs associated with rights earned totaled €0.4 million as of December 31, 2005, assuming our employees exercise all the training rights earned through that date.

Question 33: Note 33 – Emission rights, page F-61

33.	We note your accounting for emission rights, as discussed here and on page F-16. Please quantify for us the effect of your emission rights accounting on your balance sheet and income statement for each period presented. Please also quantify for us the amount of emission rights granted by the government for each period presented.

Response

The European Directive regarding the implementation of a European Trading Scheme (‘the EU ETS’) (2003/87/CE) on GHG allowances has come into force in January 2005. Our Cement, Gypsum and Roofing divisions fall under the EU ETS.

The effects of this scheme on our 2005 financial statements are as follows:

Balance Sheet	Nil

We recognized emission rights and government grants at their cost. All emission rights received by us related to those granted by European Union Member States free of charge and therefore, they have a nil basis in our balance sheet.

No liability has been recognized in connection with emission obligation, because actual emissions (19.9 million tons) have not exceeded the number of emission rights granted (20.7 million tons) as of December 31, 2005.

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Income Statement	Increase in operating income by € 14.3 million	We sold emission rights in December 2005 in some countries where the number of emission rights granted to us exceeded our obligation resulting in a gain on sale by €14.3 million.

Question 34:	Note 36 - Summary of Differences Between Accounting Principles Followed by the Group and U.S. GAAP, page F-62

34.	We note differences between IFRS and US GAAP in your restructuring and your long-lived asset impairment policies. We also note differences between the carrying amounts of your long-lived assets under IFRS and US GAAP, due to differences in other policies. Accordingly, please tell us whether the application of your restructuring and long-lived impairment policies resulted in any material differences between IFRS and US GAAP and if not, why not.

Response

Restructuring

We advise the Staff that the accounting for restructuring accruals in conjunction with business combinations have not resulted in any material differences between IFRS and US GAAP during the two years ended December 31, 2004 and 2005, as we have not recorded significant restructuring provisions in conjunction with business acquisitions during these periods nor have we adjusted any restructuring provisions related to business combinations which were initially recorded prior to January 1, 2004.

Similarly, we have no material restructuring charges independent of business combinations in 2005 and 2004 (€ 53 million and € 35 million in 2005 and 2004).

Impairment of long-lived assets

The principal difference between our IFRS and US GAAP policies relates to the impairment of long-term assets other than goodwill. Under IAS 36 we apply a one step process (comparing the asset or asset group’s carrying value to the higher of its fair value or value in use) to assess and record impairments; under SFAS 144, we apply a two step process (comparing the asset or asset group’s carrying value to the sum of the undiscounted cash flows expected to result its use and eventual disposition, recording an impairment loss only if this comparison indicates an impairment). In practice, these policies have not resulted in any material differences between IFRS and US GAAP because our impairments in 2004 and 2005 related only to:

-	tangible assets which were destroyed (e.g., their undiscounted cash flows approximated their fair value and value in use), or
-	real estate development rights which were written down based on a third-party valuation whose undiscounted cash flows amount was below its carrying amount.

Further, we advise the Staff that the assets impaired did not relate to business combinations recorded prior to January 1, 2004; therefore their carrying values (and resulting impairment charges) were the same under IFRS and US GAAP.

The differences in goodwill impairment amounts recorded under IFRS and US GAAP in 2004 and 2005 principally relate to differences in the carrying value of the related goodwill. These differences in carrying value resulted from the differences in certain other policies (mainly those relating to business combinations which occurred prior to January 1, 2004, including the amortization of goodwill prior to the IFRS transition). The US GAAP adjustments relating to these differences are encompassed in the business combinations adjustments shown in Note 37 (a) and (d) to our consolidated financial statements.

Question 35: l. Differences in accounting for business combinations under IFRS and US GAAP, page F-62

(a)	Determination of the purchase price in case of share consideration, page F-62

35.	We note for business combinations achieved in stages that you allocate the excess of the purchase consideration of the net assets acquired to goodwill. Furthermore, we note from your Interim Report At June 30, 2006 furnished in your Form 6-K filed on August 3, 2006 that you recognized goodwill for the acquisition of the

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minority interest in Lafarge North America Inc. as “the excess of acquisition cost over the net book value of the net assets acquired.” Please tell us how you determined you stated policy, as discussed here and in the third paragraph in note 2(e)(1), and the application of your policy with regards to the acquisition of the minority interest of Lafarge North America Inc. complies with the guidance set forth in paragraphs 58-60 of IFRS 3.

Response

We respectfully advise the Staff that the provisions of paragraphs 58-60 of IFRS 3 apply to business combinations in which one entity obtains control of another entity. Therefore, they are not applicable to the acquisition of ownership interest in controlled subsidiaries.

As of December 31, 2005, Lafarge held 53.18 % stake in Lafarge North America Inc and consolidated this subsidiary. On May 16, 2006, the Group acquired the remaining 46.82% remaining stake, without any change in the consolidation method.

In the absence of a Standard or an Interpretation that specifically applies to this transaction, we considered the guidance in paragraphs 10 - 12 of IAS 8 which state:

10.	In the absence of a Standard or an Interpretation that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy that results in information that is:

(a) relevant to the economic decision-making needs of users; and

(b) reliable, in that the financial statements:

(i)	represent faithfully the financial position, financial performance and cash flows of the entity;
(ii)	reflect the economic substance of transactions, other events and conditions, and not merely the legal form;
(iii)	are neutral, i.e., free from bias;
(iv)	are prudent; and
(v)	are complete in all material respects.

11.	In making the judgment described in paragraph 10, management shall refer to, and consider the applicability of, the following sources in descending order:
(a)	the requirements and guidance in Standards and Interpretations dealing with similar and related issues; and
(b)	the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the Framework.

12.	In making the judgment described in paragraph 10, management may also consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices, to the extent that these do not conflict with the sources in paragraph 11.

By analogy with French accounting principles and in compliance with our past practices, we decided that the carrying amount of the subsidiary’s assets and liabilities should remain unchanged and the difference between the fair value of the consideration paid and the additional interest obtained in the subsidiary’s net assets should be recognized as goodwill.

We concluded that the accounting treatment outlined above was the appropriate policy to apply considering the guidance of IAS 8, our past practices and the current practice of other French companies. We will change this accounting policy when the IASB issues its final standard on Phase II of its Business Combinations project.

2.	Pension obligations, page F-65

36.

Citing relevant accounting literature, please tell us the basis for the differences between IFRS and US GAAP related to the valuation of death and disability benefits, the measurement dates for liabilities and dedicated assets, and the valuation of “constructive” obligations. For example, similar to US GAAP, paragraphs 56 and 57 of IAS 19 indicate that measurement dates may be before year end. In addition, please help us understand how a

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“constructive” obligation under IFRS differs from the notion of a “substantive commitment” under US GAAP, as discussed in paragraph 41 of SFAS 87 and question 52 in the FASB Q&A of SFAS 87.

Response

Valuation methodology

Under IFRS, we did not include the death and disability benefit provided through our UK pension plan in the determination of our pension obligation, because the level of death and disability benefit is not dependent of years of service. The expected cost of this benefit is recognized only when an event occurs that causes a long-term disability or a death, considering the following guidance of paragraph 130 of IAS 19 which states [emphasis added]:

One form of other long-term employee benefit is long-term disability benefit. If the level of benefit depends on the length of service, an obligation arises when the service is rendered. Measurement of that obligation reflects the probability that payment will be required and the length of time for which payment is expected to be made. If the level of benefit is the same for any disabled employee regardless of years of service, the expected cost of those benefits is recognized when an event occurs that causes a long-term disability.

Under US GAAP, there are no such requirements in connection with death and disability benefits independent of years of service. Death and disability benefits paid through a pension plan and not re-insured have to be included in the determination of the pension plan obligation in compliance with the following requirements of paragraphs 7 and 8 of SFAS 87 which state:

7. This Statement establishes standards of financial accounting and reporting for an employer that offers pension benefits to its employees. Ordinarily, such benefits are periodic pension payments to retired employees or their survivors, but they may also include benefits payable as a single lump sum and, except as noted in the following paragraph, other types of benefits such as death benefits provided through a pension plan. An employer’s arrangement to provide pension benefits may take a variety of forms and may be financed in different ways. This Statement applies to any arrangement that is similar in substance to a pension plan regardless of the form or means of financing. This Statement applies to a written plan and to a plan, whose existence may be implied from a well-defined, although perhaps unwritten practice of paying postretirement benefits.

8. This Statement does not apply to a plan that provides only life insurance benefits or health insurance benefits, or both, to retirees; employers are also not required to apply this Statement to post employment health care benefits provided through a pension plan. If the provisions of this Statement are not applied to post employment health care benefits provided through a pension plan, obligations and assets related to such benefits shall not be considered to be pension obligations or plan assets for purposes of this Statement. This Statement does not change or supersede any of the requirements set forth in Statement 35 for the financial statements of a pension plan.

Valuation date

Under paragraph 52 of SFAS 87, a valuation date prior to the balance sheet date may be used (provided it is used consistently from year to year and is not more than three months prior to the balance sheet date) while the provisions of paragraph BC 15 of IAS 19 require an entity to update the results of its valuation through the balance sheet date if it was performed prior to the balance sheet date. Accordingly, differences between US GAAP and IFRS could arise relating to the valuation if it was performed on a date prior to the balance sheet for US GAAP purposes.

These differences (valuation methodology and valuation date) between IFRS and US GAAP resulted in an adjustment of 2.8% of the IFRS Group funded status.

Constructive obligation vs. substantive commitment

We advise the Staff that our constructive obligation under IFRS does not differ from the notion of substantive commitment under US GAAP. The related disclosure in page F-65 was the result of an error and we will amend this disclosure in future filings.

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3.             Income taxes, page F-67

37.	Citing relevant accounting literature, please tell us the basis for not recognizing a deferred tax liability on the Greek tax-free or specially-taxed reserves.

Response

Under Greek tax law, a company may elect not to be taxed on realized gains from the sale of securities; instead, such gains may be transferred to a special reserve account for tax purposes. If this election is taken by a company, realized losses from the sale of securities must be transferred to the special reserve account as well and, therefore, such losses are not tax deductible. In the event that the company makes a distribution from that reserve, which is at the sole discretion of the shareholders, the tax becomes payable. In addition, liquidation, capitalization and relief of the accumulated gains/losses would trigger an immediate payable/receivable.

We advise the Staff that we have taken the election described above and, accordingly, we have excluded realized gains or losses on our marketable securities when calculating our current tax liability and have not recorded a deferred tax provision based on the guidance in paragraph 52A of IAS 12 which states:

In some jurisdictions, income taxes are payable at a higher or lower rate if part or all of the net profit or retained earnings is paid out as a dividend to shareholders of the entity. In some other jurisdictions, income taxes may be refundable or payable if part or all of the net profit or retained earnings is paid out as a dividend to shareholders of the entity. In these circumstances, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits.

Therefore, the recognition of a tax liability will occur for IFRS purposes only when a dividend is declared (and recognized in the financial statements) out of the special reserve account.

Note 39 - Transition to IFRS: Impact of the transition on financial statements at January 1, 2004 and December 31,

                2004, page F-78

Basis for preparation of Group’s first IFRS financial statements, page F-78

38.	Please tell us what you are attempting to convey to investors with the disclosure in this section given the elections you have made with regard to paragraphs 13-25G of IFRS 1 and the requirements set forth in IFRS 1 when adopting IFRS for the first time. Specifically, please address the following:

•	What you mean by “elected an early application for part of the standards.” [Emphasis added.]
•	Why you reference standards issued as at end of March 2004 instead of December 31, 2005.
•	Why you include specific reference to IFRS 3, as your adoption appears consistent with IFRS 1, and not as of an earlier date.

Response

We acknowledge that our wording regarding the “early adoption of part of the standards” is unclear. We confirm to the Staff that we have not elected as of December 31, 2005 to adopt any standards or interpretations in advance of their effective date of January 1st, 2006 or 2007. We only refer to the following elective exemptions of IFRS 1 that we did not apply in our first IFRS financial statements, to provide the users with more relevant comparative figures:

-	We presented comparative information which complies with IAS 32 & 39 as of January 1st, 2004 and December 31, 2004 (IFRS 1(36A));

-	We applied IFRS 2 to equity instruments that were granted after November 7, 2002 and not vested as of January 1st, 2004 (instead of January 1st, 2005) (IFRS 2 (25B));

The paragraph in which we inform the users on the application of IFRS 3, revised IAS 36 and revised IAS 38 as of January 1st, 2004 should be read in the context of presenting relevant comparative figures.

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The standards applicable for the transition date were issued and stable as of March 31, 2004. All the new standards issued after that date were not mandatory applicable for the transition date, even if an early application was permitted in some cases. We respectfully confirm to the Staff that the standards and interpretations issued at end of March 2004 are the ones which were effective for accounting periods beginning on January 1st, 2005. For that reason, we referred to the date when the stable platform of applicable standards was finalized.

We agree with the Staff that specific reference to IFRS 3 is not required as we are compliant with IFRS 1 requirement. However, we believed that it was relevant to inform the users that business combinations prior to the transition date were not restated in relation with significant acquisition completed before January 1st, 2004.

Exhibits 12.1 and 12.2

39.	As previously requested in our letter dated June 8, 2005, please ensure that your certifications required under section 302 of Sarbanes-Oxley Act exactly conform to the language per Instructions as to the Exhibits 12 of Form 20-F in future filings. Specifically refer to parts 2 and 5.b. of your certifications.

Response

We will ensure that our certifications required under Section 302 of Sarbanes-Oxley Act exactly conform to the language contained in the instruction to Exhibits 12 of form 20-F in our future filings.

*      *      *      *

Lafarge S.A. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in Lafarge S.A.’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lafarge S.A. understands that the Division of Enforcement has access to all information it provides to the Staff of the Division of Corporation Finance in the Staff’s review of Lafarge S.A.’s filing or in response to the Staff’s comment on Lafarge S.A.’s filing.

Should you wish to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By /s/ Jean- Jacques Gauthier
Executive Vice President and CFO Lafarge S.A.

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